Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo [redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411

Date: 15.11.07

Trade subject to notification – Medi-Stim

Orkla ASA bought yesterday 1 500 000 shares in Medi-Stim. After this transaction Orkla owns 1 500 000 shares in Medi-Stim which is 7.95 % of the share capital.

dw 11/29

END